

November 23, 2010

John D. Pougnet
Chief Financial Officer
Bazi International, Inc.
1730 Blake Street, Suite 305
Denver, CO 80202

> **Re:** **Bazi International, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2010**
> **File No. 333-169130**

Dear Mr. Pougnet:

We have reviewed your response letter filed November 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information with a view towards amending your registration statement. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Dollar Value of Underlying Securities

1. We note your response to comment 2 and continue to believe the requested information is material for shareholders. Please confirm you will provide the requested information in your amended registration statement.

Payments to the Investor and Affiliates

2. We note your response to comment 3 and continue to believe the information should be included in your registration statement. Please revise to include potential liquidated damages, payments made to finders or payment agents and any other potential payments. Additionally, confirm that the information related to payments and net proceeds will be included in your amended registration statement. You may include the information about the penalty rate upon default and payments required if you fail to register the resale of the shares in accordance with the Registration Rights Agreement as footnotes to the table disclosing your required payments.

Potential Profits on Conversion

3. We note your response to comment 4 and disagree with your statement that the information may be confusing or misleading. We continue to believe the information is material to investors. Please confirm that you will include the information in your amended registration statement. To the extent you believe additional disclosure is necessary to put the information in its proper context, please include that additional disclosure in your next response. Additionally, include the similar information for the over-allotment issuance.

Total Potential Profit from Other Securities

4. We note your response to comment 5 and continue to believe the information is material to investors. Please confirm that you will include this information in your amended registration statement.

Comparison of Issuer Proceeds to Potential Investor Profit

5. We note your response to comment 6. Please revise your heading titled "Less Payments as Disclosed in Response to Comment 3" as the meaning will not be clear to investors reading your registration statement. We continue to believe the information is material to investors. To the extent you believe additional disclosure is necessary to put the information in its proper context, please include the additional language in your next response.

Prior Transactions between the Issuer and the Selling Stockholders

6. We continue to believe the information provided in response to comment 7 is material to investors. Please confirm you will include this information in your amended registration statement.

Comparison of Registered Shares to Outstanding Shares

7. We note your response to comment 8 and continue to believe the information is material to investors. If you believe this information is already provided in your registration statement, please provide a page reference directing us to the applicable disclosure. Alternatively, confirm that you will provide this information in your amended registration statement.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Stockholders

8. Please confirm that your amended registration statement will include the information provided for in your October 20, 2010 response letter in response to comment 9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michelle Shepston, Esq.
        Davis Graham & Stubbs LLP
        1550 Seventeenth Street, Suite 500
        Denver, Colorado 80202